Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary name	Jurisdiction	Type
Pacific Biosciences International LLC	Delaware	Domestic
Pacific Biosciences Canada Limited	Canada (Ontario)	Foreign
Pacific Biosciences Germany GmbH	Germany (Munich)	Foreign
Pacific Biosciences Japan GK	Japan (Tokyo)	Foreign
Pacific Biosciences (Shanghai) Co., Ltd.	China (Shanghai)	Foreign
PacBio Singapore Pte. Limited	Singapore	Foreign
Pacific Biosciences UK, Ltd.	United Kingdom (London)	Foreign
Omniome, LLC	Delaware	Domestic
Circulomics Inc.	Maryland	Domestic
PacBio B.V.	Netherlands (Amsterdam)	Foreign
PacBio of Korea, Yuhan Hoesa	Korea	Foreign